Exhibit 99.1

5 March 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935

Sydney NSW 2

Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter FY07 Results on Tuesday, 6 March 2007.
No physical briefing will be held for this quarter’s results. A combined teleconference and audio webcast will be held for analysts/investors and media, per details below:
Analyst/Investor and Media briefing:
Time: 11.00am
Dial in details TBC.
URL: http://www.ir.jameshardie.com.au/jh/results_fy2007/webcast_q3_fy07.jsp
Yours faithfully
Steve Ashe
Vice-President — Investor Relations